UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 22, 2021

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒        Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7):    ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-228295 and 333-228294), as such prospectuses may be amended or supplemented from time to time.

Westpac Pacific sale to Kina Bank to no longer proceed

On September 22, 2021 Westpac announced it and Kina Securities Limited (ASX:KSL) have agreed to terminate the agreements for the sale of Westpac’s Pacific businesses – Westpac Fiji and Westpac's 89.91% stake in Westpac Bank PNG Limited.

Completion of the sale was subject to various regulatory approvals and the termination follows the decision by Papua New Guinea's Independent Consumer and Competition Commission to deny authorisation for the proposed acquisition.

Westpac first announced the proposed sale on December 7, 2020 and recognised a loss on sale of $121m at the First Half 2021 results. That loss included the write-down of certain assets, transaction costs and provisioning for estimated costs of separation. Some of these items may now need to be written back.

Westpac will continue to operate these businesses and support its Pacific customers while assessing other exit options in line with its focus on banking in Australia and New Zealand.

Index to Exhibits

Exhibit No.	Description

1	ASX Release – Westpac Pacific sale to Kina Bank to no longer proceed

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, macro and micro economic and market conditions, results of operations and financial condition.

We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, ‘aim’ or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results could differ materially from the expectations described in this Report. Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section entitled ‘Risk factors’ in Westpac’s 2021 Interim Financial Results on Form 6-K filed with the U.S. Securities and Exchange Commission, as well as the ongoing impact of COVID-19. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events. We are under no obligation, and do not intend, to update any forward-looking statements contained in this Report, whether as a result of new information, future events or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: September 22, 2021	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Tier One Attorney